SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 4, 2012

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On May 4, 2012, Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into an Amendment to the Management Agreement (the “Management Agreement Amendment”) with Navios Tankers Management Inc. (the “Manager”). The Management Agreement Amendment, among other changes, revises the duration of the fixed fee period under the existing Management Agreement, as amended, between Navios Acquisition and the Manager until May 28, 2014. The Management Agreement Amendment is attached as Exhibit 10.1 to this report on Form 6-K (this “Report”) and is incorporated herein by reference.

On May 8, 2012, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing its cash dividend for the quarter ended March 31, 2012, and its financial results for the first quarter ended March 31, 2012. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: May 15, 2012

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Amendment to the Management Agreement dated May 4, 2012

99.1	Press Release dated May 8, 2012